SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GlassBridge Enterprises, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45245A107
(CUSIP Number)

Eleazer Klein Marc Weingarten Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45245A107	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 198,365 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 198,365 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 198,365 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 45245A107	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,296,529 shares of Common Stock
	8	SHARED VOTING POWER 198,365 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,296,529 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 198,365 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,494,894 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 45245A107	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Joseph A. De Perio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,262 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 35,262 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 35,262 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%*
14	TYPE OF REPORTING PERSON IN

CUSIP No. 45245A107	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D, originally filed with the Securities and Exchange Commission (the "SEC") on December 20, 2016 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on February 6, 2017 ("Amendment No. 1") and Amendment No. 2 filed with the SEC on March 28, 2017 ("Amendment No. 2" and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") and relates to the common stock, par value $0.01 per share (the "Common Stock"), of GlassBridge Enterprises, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends and restates Items 3 and 5(a) – (c) of the Schedule 13D as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

The Clinton Reporting Persons used approximately $4,680,000 (excluding brokerage commissions) in the aggregate to purchase 244,894 of the Common Stock reported by the Clinton Reporting Persons in this Schedule 13D.  The source of the funds used to acquire such shares of Common Stock is the working capital of the Funds, and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Funds in commingled margin accounts, which may extend margin credit to the Funds from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein held by the Funds.

In addition, as consideration for the capacity and services CGI has agreed to provide under the Capacity and Services Agreement the Company issued the 1,250,000 Initial Capacity Shares (as adjusted for the Reverse Stock Split) to MACH on the Initial Closing Date.

The Issuer issued 2,688 shares Common Stock (as adjusted for the Reverse Stock Split) to Mr. De Perio as compensation for services rendered to the Issuer as a member of the Issuer’s board of directors. Mr. De Perio used approximately $276,000 (excluding brokerage commissions) in the aggregate to purchase the remainder 32,574 shares Common Stock reported by Mr. De Perio in this Schedule 13D. The source of funds used to acquire such shares Common Stock is personal funds.

CUSIP No. 45245A107	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) – (c) are hereby amended and restated in their entirety as follows:

(a) – (b) While the Reporting Persons disclaim membership in a "group," within the meaning of Section 13(d) of the Exchange Act, the Clinton Reporting Persons may be deemed to be members of a "group," within the meaning of Section 13(d) of the Exchange Act, with Mr. De Perio. The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,530,156 shares of Common Stock, constituting approximately 31.0% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 4,943,299 shares of Common Stock outstanding as of February 28, 2017, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 24, 2017.

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

(c) Information concerning transactions in the Common Stock effected by the Clinton Reporting Persons since the filing of Amendment No. 2 is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market. Mr. De Perio has not effected any transactions in the Common Stock since the filing of Amendment No. 2.

CUSIP No. 45245A107	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 30, 2017

Clinton Group, Inc.

By:	/s/ George Hall
Name:	George Hall
Title:	President

/s/ George Hall
George Hall

/s/ Joseph A. De Perio
Joseph A. De Perio

CUSIP No. 45245A107	SCHEDULE 13D/A	Page 8 of 8 Pages

SCHEDULE A

Transactions in the Issuer's Shares of Common Stock by the Reporting Persons

Since the Filing of Amendment No. 2

The following tables set forth all transactions in the shares of Common Stock effected since the filing of Amendment No. 2 by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share does not include commissions. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These shares of Common Stock were purchased or sold, as applicable, in multiple transactions at prices between the price ranges below. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock purchased or sold, as applicable, at each separate price within the ranges set forth above.

CGI:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

03/29/2017	81,957	5.2563	4.84-5.59